Bradford & Bingley

02 JUN 17 AM 11:18

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In reply please quote

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02034965

SUPPL

Tel. 01274 806106

6 June 2002

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 6/19

82-5154

02 JUN 17 AM 11:18

29 May 2002

BRADFORD & BINGLEY PLC – TIER 1 CAPITAL ISSUE

Bradford & Bingley plc announces that it has today raised £150 million (before expenses) of Tier 1 Capital.

Subscriptions for securities, comprising £150 million of 6.462 % Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (with a step up and call in June 2032), representing interests in Bradford & Bingley Capital Funding L.P. (a Jersey registered limited partnership, the general partner of which is a wholly-owned subsidiary of Bradford & Bingley plc) will be used by Bradford & Bingley Capital Funding L.P. to subscribe for subordinated notes issued by Bradford & Bingley plc.

Payments by Bradford & Bingley Capital Funding L.P. to holders of the securities are guaranteed on a subordinated basis by Bradford & Bingley plc, and carry a fixed coupon payable annually in arrears.

Rosemary Thorne, Group Finance Director of Bradford & Bingley plc commented: "We are delighted with the response of fixed income investors to our inaugural Tier 1 issue. We will use the proceeds to retire an issue of our Lower Tier II debt in June 2002 and to support the growth of our business."

For further information please contact:

Peter Green
Bradford & Bingley plc
Director of Treasury & Balance Sheet Management
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

Contact Telephone Number: 01274-554372

RE 02-3134

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY EMPLOYEES' RESTRICTED SHARE BONUS PLAN AWARDS

Please note that, in order to facilitate the operation of the Bradford & Bingley Employees' Restricted Share Bonus Plan ("RSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 54,916 Ordinary Shares in Bradford & Bingley plc at 335.00p per share on 28 May 2002. Awards, subject to the RSP rules, were made over those shares during 2002 and Mourant & Co Trustees Limited have agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited. The directors of Bradford & Bingley plc do not participate in the RSP.

End

29 May 2002

Se29050202

Ke 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 270,084 Ordinary Shares in Bradford & Bingley plc at 335.00p per share on 28 May 2002. Awards, subject to the PSP rules, were granted over those shares during 2002 and Mourant & Co Trustees Limited have agreed to satisfy those awards.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

29 May 2002

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 9141 Ordinary Shares in Bradford & Bingley plc at 335.00p per share on 27 May 2002. Awards, subject to the PSP rules, were granted over those shares during 2002 and Mourant & Co Trustees Limited have agreed to satisfy those awards.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

28 May 2002

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY EMPLOYEES' RESTRICTED SHARE BONUS PLAN AWARDS

Please note that, in order to facilitate the operation of the Bradford & Bingley Employees' Restricted Share Bonus Plan ("RSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 1859 Ordinary Shares in Bradford & Bingley plc at 335.00p per share on 27 May 2002. Awards, subject to the RSP rules, were made over those shares during 2002 and Mourant & Co Trustees Limited have agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited. The directors of Bradford & Bingley plc do not participate in the RSP.

End

28 May 2002

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 20775 Ordinary Shares in Bradford & Bingley plc at 335.00p per share on 24 May 2002. Awards, subject to the PSP rules, were granted over those shares during 2002 and Mourant & Co Trustees Limited have agreed to satisfy those awards.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

27 May 2002

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY EMPLOYEES' RESTRICTED SHARE BONUS PLAN AWARDS

Please note that, in order to facilitate the operation of the Bradford & Bingley Employees' Restricted Share Bonus Plan ("RSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 4225 Ordinary Shares in Bradford & Bingley plc at 335.00p per share on 24 May 2002. Awards, subject to the RSP rules, were made over those shares during 2002 and Mourant & Co Trustees Limited have agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited. The directors of Bradford & Bingley plc do not participate in the RSP.

End

27 May 2002

Re 82-5154

5 June 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 200,000 of its ordinary shares on Wednesday, 5 June 2002 at a price of 327.00p per share.

END

82-5154

31 May 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 500,000 of its ordinary shares on Friday, 31 May 2002 at a price of 330.53p per share.

END

Re 82-5154

30 May 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 350,000 of its ordinary shares on Thursday, 30 May 2002 at a price of 334.16p per share.

END

Re 82-5154

29 May 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 42,000 of its ordinary shares on Wednesday, 29 May 2002 at a price of 334.20p per share.

END

Re 82-5154

28 May 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 50,000 of its ordinary shares on Tuesday, 28 May 2002 at a price of 335p per share.

END